[GRAPHIC OMITTED] Acergy


                ACERGY S.A. PRE-CLOSE TRADING UPDATE AND OUTLOOK


London, England - November 29, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), issues this Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2006, which are expected to be announced in mid-February 2007.

2006 PRE-CLOSE UPDATE
The group expects to meet its operational and financial objectives for the full year 2006. Net operating revenues of approximately $2.1 billion are anticipated from continuing operations or, $2.2 billion including the discontinued business in Acergy North America and Mexico.

The Adjusted EBITDA(a) margin from continuing operations for the full year is expected to be at least 16%. This includes a contribution from non-consolidated joint ventures of approximately $40 million for the full year. Sales, General & Administration costs will be around 7% of revenue.

For the discontinued business, the difficult operating environment in Trinidad continued and we do not expect to recover the losses incurred in the third quarter. The gain on the sale of assets associated with this activity will be shown as $35.1 million after tax for the full year.

Cash balances at year end are expected to be approximately $750 million, after capital expenditure of up to $250 million. Cash balances include the proceeds from the issuance of $500 million of convertible notes, completed on October 11, 2006, together with cash associated with advance billings from clients.

2007 OUTLOOK
Acergy will start the fiscal 2007 year with a backlog of approximately $2.5 billion, of which $1.5 billion is for execution in 2007. Full year revenues from continuing operations are expected to be in the region of $2.3 billion. The Greater Plutonio project, the largest by value in the history of the group, will be in the installation phase in 2007, and will produce increased volatility in our quarterly results. Management believes that there will be continued improvement in the adjusted EBITDA margin over 2006.

Incorporated within the adjusted EBITDA margin is the contribution from non-consolidated joint ventures. The full year contribution is expected to be broadly in line with that for 2006. Depreciation and amortisation charges will be approximately $90 million, compared to $60 million in 2006. The increase is due to the addition of new assets to the fleet. The effective tax rate for 2007, depending on the mix of tax jurisdictions, is expected to be between 27% and 30%.

The capital expenditure (capex) commitment planned for 2007 is expected to be approximately $150 million. This is made up of $75 million in relation to ongoing maintenance capex and approximately $75 million for growth capex. Including the expected carry forward from the 2006 programme, the cash expenditure for 2007 is anticipated to be $235 million. These numbers also exclude any major strategic capex or capex specifically related to outstanding or future tenders.

The demand for subsea construction services is expected to be strong in our businesses in Northern Europe and Canada, Africa and the Mediterranean, South America and Asia and the Middle East. Our North America and Mexico business will continue to support cross-regional projects on a profit sharing basis. The level of tendering for new work is expected to continue at the very high levels that we have seen in 2006. We expect several of the large deepwater projects for West Africa, which were tendered in 2006, will lead to awards in the first half of 2007.
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Commenting on today's statement, Tom Ehret, Chief Executive Officer, said, "2006 saw top line revenue growth of approximately 40% over 2005 for our continuing business. Moderate growth in our EBITDA percentage margin was also achieved, in line with our guidance throughout the year. Our backlog increased by approximately 15% year-on-year. In comparison, 2007 should see a more modest top line revenue growth of around 10% and continued improvement in our adjusted EBITDA margin. Our focus in 2007 will be on delivery and execution. More specifically we shall work towards eliminating any non-quality from our processes. It is my intention that this group wide focus on quality will impact on profitability, particularly while we continue to see a very high level of activity. In 2007 we will take delivery of four new assets, Pertinacia, Polar Queen, Sapura3000 and the Toisa Proteus, which underpin renewed acceleration in our growth from 2008 and beyond."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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(a) Adjusted EBITDA : The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin for continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations is an important indicator of its operational strength and the performance of its business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin for continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group's performance. Adjusted EBITDA and Adjusted EBITDA margin for continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the Group's liquidity. The reconciliation of the Group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the
Securities Act and Section 21E of the US Securities Exchange Act of 1934. These
statements may be identified by the use of words like "anticipate," "believe,"
"estimate," "expect," "intend," "may," "plan," "project," "will," "should,"
"seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                                      Wednesday  November 29, 2006 until 12 midnight UK Time (7pm
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Alternatively a live webcast and a playback facility will be available on the
Group's website www.acergy-group.com

CONTACT:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

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